Mail Stop 4561

October 23, 2007

Bruce N. Warner, Chief Financial Officer
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, CA 93940

> **Re:** **Northern California Bancorp, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 26, 2007**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **March 31, 2007 and June 30, 2007**
> **File No. 0-27666**

Dear Mr. Warner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB, filed March 26, 2007

Item 7. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 7

1.   We note your accounting policy footnote for loans held for sale which states that you categorize the portion of loans that are guaranteed by the SBA as held for sale. We note, however, per review of both previously and subsequently filed

Forms 10-QSB, that you present "net (increase) decrease in loans held for sale" as an investing cash flow rather than as an operating cash flow in your Statements of Cash Flows. Please tell us how your presentation is consistent with paragraph 9 of SFAS 102. Additionally, if you are amending your filings as a result of other comments issued, please amend your subsequently filed Forms 10-QSB to appropriately reflect the cash flows from loans held for sale as an operating activity.

2.   As a related matter, we note the line item "proceeds from loan sales" included in the investment section of your Statements of Cash Flows. Please address the following:

- Tell us the types of loans that are typically sold and included in this line item within your Statement of Cash Flows;
- Tell us whether any SBA guaranteed loans which you disclose are generally sold to a third party are included in this line item;
- Tell us the typical time period between when you originate or purchase a loan and when the decision is made to sell;
- Tell us the reasons for selling these loans (i.e. credit quality deterioration, liquidity, etc.); and
- Tell us if you reclassify these loans as held for sale once the determination to sell these loans is made. We refer you to paragraph 8(c) of SOP 01-6.

Item 8A. Controls and Procedures, page 46

3.   Please file an amendment to revise your evaluation of the effectiveness of your disclosure controls and procedures to comply with Item 307 of Regulation S-B. Specifically, an evaluation of effectiveness is required as of the end of the period covered by the report. Your current disclosure provides an evaluation as of a date within 90 days of the date of your annual report.

Exhibit 31.1 and 31.2

4.   We note that your officers' certifications as filed are not in accordance with the requirements of Item 601(b)(31) of Regulation S-B. As a result, please file an amended Form 10-KSB and subsequent Forms 10-QSB.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Warner
Northern California Bancorp, Inc.
October 23, 2007
Page 3

        In connection with responding to our comments, please provide, in writing, a
statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Babette Cooper at (202) 551-3396 or John Spitz at (202) 551-3484 if you have any questions.

                        Sincerely,

                        John Spitz
                        Senior Staff Accountant